# United States
# Securities and Exchange Commission

**Washington, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **January 31, 2007**



# Hercules Incorporated

(Exact name of registrant as specified in its charter)

| **Delaware** | **001-00496** | **51-0023450** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification Number) |

**Hercules Plaza**
**1313 North Market Street**
**Wilmington, Delaware 19894-0001**
(Address of principal executive offices) (Zip Code)

**(302) 594-5000**
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02    Results of Operations and Financial Condition.

On January 31, 2007, Hercules Incorporated ("Hercules") reported its fourth quarter 2006 results. A news release detailing the fourth quarter financial performance, dated January 31, 2007, was issued by Hercules and is furnished as an exhibit hereto and incorporated by reference herein.

The news release includes presentations of earnings before interest and taxes ("EBIT") and earnings before interest, taxes, depreciation and amortization ("EBITDA"), both of which are non-GAAP financial measures. EBIT and EBITDA are measures commonly used by the capital markets to value enterprises. Interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness and interest rates. Excluding these items provides insight into the underlying results of operations and facilitates comparisons between Hercules and other companies. In addition, EBITDA is considered a reasonable approximation of gross cash flow and is one of the measures used for determining debt covenant compliance. Management believes that EBIT and EBITDA information is useful to investors for these reasons. These measurements are not recognized in accordance with GAAP and should not be viewed as alternatives to GAAP measures of performance.

The table below provides a reconciliation of EBIT and EBITDA to net cash provided by operating activities for the twelve months ended December 31, 2006 and 2005:

|  | Twelve Months Ended December 31 | | | |
|  | 2006 | | 2005 | |
| --- | --- | --- | --- | --- |
| Income (loss) before income taxes and equity loss | $ | 3.2 | $ | (35.4) |
| Interest and debt expense |  | 71.2 |  | 89.4 |
| EBIT | $ | 74.4 | $ | 54.0 |
| Depreciation and amortization, net of amortization of debt issuance costs |  | 94.2 |  | 103.3 |
| EBITDA | $ | 168.6 | $ | 157.3 |
| Cash paid for income taxes, net of refunds received |  | (37.6) |  | (18.4) |
| Cash paid for interest |  | (70.9) |  | (86.4) |
| Other operating cash flows, net |  | 112.8 |  | 86.7 |
|  |  |  |  |  |
| Net cash provided by operating activities | $ | 172.9 | $ | 139.2 |

The news release also includes presentations of earnings from ongoing operations, which is a non-GAAP financial measure. Management believes that earnings from ongoing operations is meaningful to investors and the credit markets because it provides insight into the underlying operating results of the Company by excluding the effects of recent divestitures, restructuring and severance charges, changes in accounting principles and other significant discrete items. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.

The information in this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, unless the registrant expressly states otherwise.

Item 9.01    Financial Statements and Exhibits.

(c) Exhibits

99.1 News Release of Hercules Incorporated dated January 31, 2007.

3

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

February 1, 2007

By: **HERCULES INCORPORATED**

/s/ Allen A. Spizzo

Allen A. Spizzo
Vice President and Chief Financial Officer

4

**EXHIBIT INDEX**

| Number | Description |
|---|---|
| 99.1 | News Release of Hercules Incorporated dated January 31, 2007 |

Exhibit 99.1

Release Immediately
07-02-F

## HERCULES REPORTS FOURTH QUARTER
## AND FULL YEAR 2006 RESULTS

**WILMINGTON, DE, January 31, 2007 . . .** Hercules Incorporated (NYSE: HPC) today reported net income for the quarter ended December 31, 2006 of $242.1 million, or $2.14 per diluted share, as compared to a net loss of $79.2 million, or $0.73 per diluted share, for the fourth quarter of 2005.

Net income for the year ended December 31, 2006 was $238.7 million, or $2.14 per diluted share, as compared to a net loss of $41.1 million, or $(0.38) per diluted share, for the year ended December 31, 2005.

Fourth quarter 2006 net income includes a reversal of $48.7 million of tax reserves related to discontinued operations, and a $90.7 million tax benefit from the resolution in the fourth quarter of substantially all issues related to IRS audits for the years 1993 to 2003. In addition, a $102.7 million tax benefit was recorded for the expected utilization of existing capital loss carryforwards.

Net income from ongoing operations[1] for the fourth quarter of 2006 was $34.8 million, or $0.31 per diluted share, an increase of 82% per diluted share as compared to net income from ongoing operations of $19.0 million, or $0.17 per diluted share, in the fourth quarter of 2005. Net income from ongoing operations for the year ended December 31, 2006 was $137.3 million, or $1.23 per diluted share, an increase of 43% per diluted share versus the same period in 2005. Please refer to Table 2 and Table 3 for a reconciliation of net income from ongoing operations to reported net income.

Cash flow from operations for the year ended December 31, 2006 was $172.9 million, an increase of $33.7 million or 24% as compared to the same period last year.

Net sales in the fourth quarter of 2006 were $493.9 million. Excluding the impact of the sale of our majority interest in FiberVisions (the "FiberVisions transaction"), sales increased 14% from the same period of last year. Volume and pricing increased by 11% and 4%, respectively. Rates of exchange also increased sales by 3%, while product mix was 4% unfavorable during the quarter. Net sales for the year ended December 31, 2006 were $2.035 billion, an increase of 11% as compared to the same period in 2005, excluding the impact of the FiberVisions transaction. Volumes and pricing increased 11% and 3%, respectively versus the prior year. Mix was 3% unfavorable, while rates of exchange were flat compared to the prior year.

"We delivered excellent sales, earnings and cash flow growth in 2006," commented Craig A. Rogerson, President and Chief Executive Officer. "With a proven growth strategy driving innovation to better serve our customers, a focus on emerging market opportunities and the pursuit of strategic bolt-on acquisitions, along with continued financial rigor and improving productivity, we remain excited about our prospects going forward."

Excluding the impact of the FiberVisions transaction, net sales in the fourth quarter of 2006 increased in all regions of the world. Sales increased 16% in North America, 13% in Europe, 7% in Latin America and 14% in Asia Pacific as compared to the same period last year.

Reported profit from operations in the fourth quarter of 2006 was $53.7 million, an increase of $67.2 million compared to an operating loss of $13.5 million for the same period in 2005. Profit from ongoing operations in the fourth quarter of 2006 was $62.7 million, an increase of 32% compared with $47.6 million in the fourth quarter of 2005. Severance, restructuring and other exit costs were $4.5 million in the fourth quarter of 2006 and $21.1 million for the year ended December 31, 2006. This compares to $4.4 million in the fourth quarter of 2005 and $31.8 million for the year 2005.

Interest and debt expense was $17.1 million in the fourth quarter of 2006, down $4.8 million compared with the fourth quarter of 2005, reflecting lower outstanding debt balances and improved debt mix, partially offset by increased variable short term rates. Interest expense for the year ended December 31, 2006 was $71.2 million, a decrease of $18.2 million, or 20%, from the prior year.

Net debt, total debt less cash and cash equivalents, was $823.9 million at December 31, 2006, a decrease of $207.8 million from year-end 2005.

Capital spending was $44.4 million in the fourth quarter and $93.6 million for the year. This compares to $21.8 million and $67.5 million in the fourth quarter and year 2005, respectively. Approximately half of the 2006 spending was for expansion projects.

**Segment Results - Reported Basis**

In the Aqualon Group, net sales increased 17% and profit from operations increased $5.7 million, or 16%, in the fourth quarter as compared with the fourth quarter of 2005. Net sales for the year increased 18% and profit from operations increased $31.9 million, or 21%, as compared to the prior year.

All Aqualon businesses had increased sales in the fourth quarter as compared to the prior year. In the aggregate, the sales increase was driven by 17% higher volume, increased pricing of 3% and favorable rates of exchange of 2%, partially offset by 5% unfavorable product mix. Overall the Company's guar and guar derivatives acquisition and consolidation of Hercules Tianpu, a methylcellulose joint venture in China, accounted for approximately a 10% sales increase.

"Aqualon continued to grow its businesses both organically and through acquisitions and joint ventures," noted Mr. Rogerson. "Pricing continued to show improvement while sales volume continued to be strong."

Coatings & Construction sales increased 13% in the fourth quarter of 2006 as compared to the same period of last year, primarily due to 14% higher volume, 3% favorable rates of exchange and 1% increased pricing, partially offset by 5% unfavorable product mix. Sales of products in the Middle East and Asia coatings markets were especially strong during the fourth quarter, while North America growth was lower. Sales into the construction industry continued to be strong in Eastern Europe and other emerging markets. Pricing improvement in the segment turned positive during the fourth quarter, as increases were achieved in coatings, partially offset by 1% lower methylcellulose pricing into the construction industry. Pricing into construction was flat sequentially from the third quarter 2006, reversing the declining trends experienced in previous quarters.

Regulated Industries sales increased 12% in the fourth quarter of 2006 as compared to the same period of last year, due to an 11% improved product mix, 3% increased prices and 2% favorable rates of exchange, partially offset by 4% lower volumes. Volumes were lower in food markets, resulting in a higher product mix in the pharmaceutical and personal care markets. Excluding the lower food volumes, volume increased in most markets and regions. Price increases were achieved in the food and pharmaceutical markets, whereas personal care prices were lower.

Energy & Specialties sales increased 24% in the fourth quarter of 2006 as compared to the same period of last year. The increase was due to 15% higher volume/mix, 8% higher price, and 1% favorable rates of exchange. The guar acquisition accounted for a 20% sales increase. The natural gas and oil services sector demand continues to be strong and price increases were achieved across many of the specialty products families.

Aqualon Group's increased profit from operations was due to higher sales volume and the associated contribution margin, as well as increased prices, partially offset by higher raw material costs. Selling, general and administrative (SG&A) costs were higher compared to the prior year, primarily reflecting increased corporate support costs, sales and marketing, business management, and technology costs incurred to support growth initiatives. Operating profit also included a $3.6 million gain on sales of excess land at two current production sites.

In the Paper Technologies and Ventures Group ("PTV"), net sales in the fourth quarter increased 13% and profit from operations increased $13.1 million, or 122%, compared with the same quarter in 2005. Net sales for the year ended December 31, 2006 increased $58.0 million, or 6%, and profit from operations increased $19.4 million, or 32%, as compared to the prior year.

Paper Technologies sales increased 12% as compared to the fourth quarter of 2005, due to 10% increased volume, 5% increased price and 3% favorable rates of exchange, partially offset by an unfavorable mix of 6%. Volume growth was achieved in the Americas and in Asia, whereas Europe was lower. Asia volumes remained strong, increasing 24% compared to the prior year, and North America increased 13% for the same period. The increase in North America volumes was primarily due to a marketing and manufacturing alliance for rosin size products established in 2006. Mill closures and bankruptcies, primarily in Southern Europe, continue to negatively impact overall results in Europe. Increased pricing was achieved in all regions of the world with the largest increase obtained in North America. The unfavorable mix primarily reflects higher sales of lower priced functional products in both North America and the emerging Asian markets.

Venture sales increased 14% primarily due to 3% higher price, 13% improved product mix and 2% favorable rates of exchange, partially offset by 4% lower volume. Pricing reflects increases in water management, lubricants and pulping products. The improved mix reflects higher sales of water management, lubricants and adhesive products.

PTV's increased profit from operations for the fourth quarter reflects higher volumes and improved selling price, partially offset by higher raw material and SG&A costs. Price increases of $11.0 million exceeded raw material cost increases of $7.5 million. Severance, restructuring and other exit costs in the fourth quarter of 2006 were $2.3 million as compared to $3.6 million in the same period of 2005. SG&A costs were higher than the prior year primarily due to increased corporate support costs and bad debt accruals, partially offset by savings from restructuring efforts throughout last year. Also, legal fees associated with patent defense costs were significantly lower than the prior year. Operating profit included a $2.9 million gain on the sale of excess land at a current production site.

"Improved performance in the Americas helped offset the continued challenging conditions in the Western European paper market. Our strategy of improving product mix through innovation and of increasing selling prices to reflect value continues to show progress," commented Mr. Rogerson.

**Outlook**

"The results achieved in 2006 were a direct product of the strategy executed over the past several years focusing on growth, continuous productivity improvement and cash flow generation," noted Mr. Rogerson. "While we have made significant progress, there are many opportunities ahead of us. We will continue to execute our strategy to deliver differentiated value to our customers, and target consistent double digit EPS and cash flow growth to create increased value for our shareholders."

The company expects to make capital investments of approximately $117 million in 2007. The Company's ongoing effective tax rate for 2007 is estimated to be 32%.

**Fourth quarter Conference Call and Webcast**

The Company will discuss fourth quarter and full year 2006 results tomorrow, February 1st, at 9:00 a.m., Eastern.

Teleconference:        (973) 935-8756 - Ask for Conference ID # 8340785
                       Please call 10 to 15 minutes prior to the call.

Webcast:               Listen-only mode via Internet broadcast from www.herc.com
                       under *Shareholder Information*.

# # #

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the Hercules website at www.herc.com.

Media Contact: John S. Riley (302) 594-6025
Investor Contact: Stuart L. Fornoff (302) 594-7151

**HERCULES INCORPORATED**
**CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS**

| (Dollars in millions, except per share data) | | (Unaudited) | | | | | |
|---|---|---|---|---|---|---|---|
| **Table 1** | | **THREE MONTHS ENDED DEC. 31** | | | **TWELVE MONTHS ENDED DEC. 31** | | |
| | | **2006** | | **2005** | **2006** | | **2005** |
| Net sales | $ | 493.9 | $ | 498.8 | $ 2,035.3 | $ | 2,055.0 |
| Cost of sales | | 325.8 | | 348.6 | 1,343.4 | | 1,391.1 |
| Selling, general and administrative expenses | | 97.4 | | 90.2 | 372.2 | | 382.5 |
| Research and development | | 10.5 | | 10.4 | 38.8 | | 40.8 |
| Intangible asset amortization | | 1.8 | | 2.0 | 7.2 | | 8.0 |
| Other operating expense, net | | 4.7 | | 61.1 | 25.1 | | 92.3 |
| Profit (loss) from operations | | 53.7 | | (13.5) | 248.6 | | 140.3 |
| Interest and debt expense | | 17.1 | | 21.9 | 71.2 | | 89.4 |
| Other expense, net | | 30.9 | | 39.2 | 174.2 | | 86.3 |
| Income (loss) before income taxes, minority interests and equity (loss) income | | 5.7 | | (74.6) | 3.2 | | (35.4) |
| Benefit for income taxes | | (189.5) | | (3.2) | (192.2) | | (3.8) |
| Income (loss) before minority interests and equity (loss) income | | 195.2 | | (71.4) | 195.4 | | (31.6) |
| Minority interests in earnings of consolidated subsidiaries and equity (loss) income of affiliated companies, net of tax | | (1.7) | | (0.1) | (4.6) | | (0.5) |
| Net income (loss) from continuing operations before discontinued operations and changes in accounting principle | | 193.5 | | (71.5) | 190.8 | | (32.1) |
| Net income (loss) from discontinued operations, net of tax | | 48.6 | | (5.2) | 47.0 | | (6.5) |
| Cumulative effect of changes in accounting principle, net of tax | | — | | (2.5) | 0.9 | | (2.5) |
| Net income (loss) | $ | 242.1 | $ | (79.2) | $ 238.7 | $ | (41.1) |
| **Basic earnings (loss) per share:** | | | | | | | |
|   Continuing operations | $ | 1.72 | $ | (0.66) | $ 1.72 | $ | (0.30) |
|   Discontinued operations | | 0.43 | | (0.05) | 0.42 | | (0.06) |
|   Cumulative effect of changes in accounting principle | | — | | (0.02) | 0.01 | | (0.02) |
|   Net income (loss) | $ | 2.15 | $ | (0.73) | $ 2.15 | $ | (0.38) |
|   Weighted average # of basic shares (millions) | | 112.4 | | 108.9 | 110.8 | | 108.7 |
| **Diluted earnings (loss) per share:** | | | | | | | |
|   Continuing operations | $ | 1.71 | $ | (0.66) | $ 1.71 | $ | (0.30) |
|   Discontinued operations | | 0.43 | | (0.05) | 0.42 | | (0.06) |
|   Cumulative effect of changes in accounting principle | | — | | (0.02) | 0.01 | | (0.02) |
|   Net income (loss) | $ | 2.14 | $ | (0.73) | $ 2.14 | $ | (0.38) |
|   Weighted average # of diluted shares (millions) | | 113.1 | | 108.9 | 111.3 | | 108.7 |
| Income (loss) before income taxes and equity loss | $ | 5.7 | $ | (74.6) | $ 3.2 | $ | (35.4) |
| Interest and debt expense | | 17.1 | | 21.9 | 71.2 | | 89.4 |
| EBIT[(1)] | | 22.8 | | (52.7) | 74.4 | | 54.0 |
| Depreciation and amortization, net of amortization of debt issuance costs | | 23.3 | | 26.7 | 94.2 | | 103.3 |
| EBITDA[(1)] | $ | 46.1 | $ | (26.0) | $ 168.6 | $ | 157.3 |

|  | (Unaudited) | | | |
|---|---|---|---|---|
| **Table 1 (continued)** **SEGMENT DATA** *(Dollars in millions)* | THREE MONTHS ENDED DEC. 31 | | TWELVE MONTHS ENDED DEC. 31 | |
|  | **2006** | **2005** | **2006** | **2005** |
| **Net Sales By Industry Segment** |  |  |  |  |
| Paper Technologies | $ 222.6 | $ 198.0 | $ 851.0 | $ 810.7 |
| Ventures | 57.5 | 50.4 | 224.3 | 206.6 |
| **Paper Technologies & Ventures Group** | **280.1** | **248.4** | **1,075.3** | **1,017.3** |
| Coatings & Construction | 90.4 | 79.7 | 398.3 | 356.4 |
| Regulated | 48.0 | 42.8 | 188.2 | 174.1 |
| Energy & Specialties | 75.4 | 60.6 | 304.3 | 224.5 |
| **Aqualon Group** | **213.8** | **183.1** | **890.8** | **755.0** |
| **FiberVisions** | **—** | **67.3** | **69.2** | **282.7** |
| **TOTAL** | **$ 493.9** | **$ 498.8** | **$ 2,035.3** | **$ 2,055.0** |
| **Profit From Operations By Segment** |  |  |  |  |
| Paper Technologies & Ventures Group | $ 23.8 | $ 10.7 | $ 80.8 | $ 61.4 |
| Aqualon Group | 40.9 | 35.2 | 187.4 | 155.5 |
| FiberVisions/Corporate | (11.0) | (59.4) | (19.6) | (76.6) |
| **TOTAL** | **$ 53.7** | **$ (13.5)** | **$ 248.6** | **$ 140.3** |

|  | (Unaudited) | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Table 2** **Reconciliation to** **Ongoing Operations** | THREE MONTHS ENDED DEC. 31, 2006 | | | | THREE MONTHS ENDED DEC. 31, 2005 | | | |
| *(Dollars in millions, except per share)* | **Net Income (Loss)** | **Diluted EPS** | **Profit From Operations** | **EBITDA** | **Net Income (Loss)** | **Diluted EPS** | **Profit From Operations** | **EBITDA** |
| **From Table 1** | **$ 242.1** | **$ 2.14** | **$ 53.7** | **$ 46.1** | **$ (79.2)** | **$ (0.73)** | **$ (13.5)** | **$ (26.0)** |
| Discontinued operations, net of tax | (48.6) | (0.43) | — | — | 5.2 | 0.05 | — | — |
| Cumulative effect of change in accounting principle, net of tax | — | — | — | — | 2.5 | 0.02 | — | — |
| Vertac litigation | 1.0 | 0.01 | — | 1.5 | — | — | — | — |
| Asbestos expense, net of insurance settlements | 13.0 | 0.12 | — | 20.0 | 24.4 | 0.22 | — | 37.5 |
| Legal accruals and settlements[2] | 3.1 | 0.03 | 0.1 | 4.8 | 0.5 | — | 0.5 | 0.8 |
| Severance and restructuring costs | 2.9 | 0.03 | 4.5 | 4.5 | 2.8 | 0.03 | 4.4 | 4.4 |
| Asset impairments/charges and accelerated depreciation | 2.8 | 0.02 | 4.2 | 3.2 | 2.1 | 0.02 | 3.2 | 1.6 |
| Gain on debt prepayment and write-off of debt issuance costs | (0.3) | — | — | (0.5) | (0.4) | — | — | (0.6) |
| Gain on asset dispositions | (0.9) | (0.01) | — | (1.4) | — | — | — | — |
| Loss on sale of FiberVisions, goodwill impairment[4] | 2.6 | 0.02 | — | 2.6 | 34.4 | 0.32 | 52.9 | 52.9 |
| Tax on undistributed earnings of FiberVisions | — | — | — | — | 7.6 | 0.07 | — | — |
| Other[3] | 2.3 | 0.02 | 0.2 | 3.6 | (0.5) | (0.01) | 0.1 | (0.8) |
| Subtotal adjustment items[4] | (22.1) | (0.19) | 9.0 | 38.3 | 78.6 | 0.72 | 61.1 | 95.8 |
| Tax adjustment to the ongoing effective tax rate | (185.2) | (1.64) | — | — | 19.6 | 0.18 | — | — |
| **Ongoing Operations[1]** | **$ 34.8** | **$ 0.31** | **$ 62.7** | **$ 84.4** | **$ 19.0** | **$ 0.17** | **$ 47.6** | **$ 69.8** |

| | (Unaudited) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Table 3**<br>**Reconciliation to**<br>**Ongoing Operations** | **TWELVE MONTHS ENDED DEC. 31, 2006** | | | | **TWELVE MONTHS ENDED DEC. 31, 2005** | | | | |
| *(Dollars in millions, except per share)* | **Net Income (Loss)** | **Diluted EPS** | **Profit From Operations** | **EBITDA** | **Net Income (Loss)** | **Diluted EPS** | **Profit From Operations** | **EBITDA** | |
| **From Table 1** | $ 238.7 | $ 2.14 | $ 248.6 | $ 168.6 | $ (41.1) | $ (0.38) | $ 140.3 | $ 157.3 | |
| Discontinued operations, net of tax | (47.0) | (0.42) | — | — | 6.5 | 0.06 | — | — | |
| Cumulative effect of change in accounting principle, net of tax | (0.9) | (0.01) | — | — | 2.5 | 0.02 | — | — | |
| Vertac litigation | 70.5 | 0.63 | — | 108.5 | 9.8 | 0.09 | — | 15.0 | |
| Asbestos expense, net of insurance settlements | 13.0 | 0.12 | — | 20.0 | 24.0 | 0.22 | — | 36.9 | |
| Legal accruals and settlements[2] | 4.3 | 0.04 | (2.0) | 6.6 | 11.7 | 0.10 | 0.6 | 18.0 | |
| Severance and restructuring costs | 13.7 | 0.12 | 21.1 | 21.1 | 20.7 | 0.19 | 31.8 | 31.8 | |
| Asset impairments/charges and accelerated depreciation | 5.4 | 0.05 | 8.3 | 3.2 | 3.6 | 0.03 | 5.6 | 2.1 | |
| Loss on debt prepayment, net, and write-off of debt issuance costs | 7.6 | 0.07 | — | 11.7 | 9.2 | 0.08 | — | 14.2 | |
| Gain on asset dispositions | (0.9) | (0.01) | — | (1.4) | (7.0) | (0.06) | — | (10.8) | |
| Loss on sale of FiberVisions, goodwill impairment[4] | 13.3 | 0.12 | — | 13.3 | 34.4 | 0.31 | 52.9 | 52.9 | |
| Tax on undistributed earnings of FiberVisions | — | — | — | — | 7.6 | 0.07 | — | — | |
| Accelerated vesting of stock compensation | — | — | — | — | 1.8 | 0.02 | 2.8 | 2.8 | |
| Other[3] | 3.1 | 0.03 | 0.4 | 4.2 | 1.6 | 0.01 | 1.0 | 2.5 | |
| Subtotal adjustment items[4] | 82.1 | 0.74 | 27.8 | 187.2 | 126.4 | 1.14 | 94.7 | 165.4 | |
| Tax adjustment to the ongoing effective tax rate and impact of diluted shares | (183.5) | (1.65) | — | — | 9.5 | 0.10 | — | — | |
| **Ongoing Operations[1]** | $ 137.3 | $ 1.23 | $ 276.4 | $ 355.8 | $ 94.8 | $ 0.86 | $ 235.0 | $ 322.7 | |

|  | | (Unaudited) | | |
|---|---|---|---|---|
| **Table 4** **Reconciliation to Ongoing Operations By Business Segment** | | **THREE MONTHS ENDED DEC. 31, 2006** | | |
| *(Dollars in millions)* | **PAPER TECHNOLOGIES & VENTURES GROUP** | **AQUALON GROUP** | **CORPORATE ITEMS / FIBERVISIONS** | **TOTAL HERCULES** |
| **Profit from Operations** | $ 23.8 | $ 40.9 | $ (11.0) | $ 53.7 |
| Severance, restructuring and other exit costs | 2.3 | 0.1 | 2.1 | 4.5 |
| Asset impairments/charges and accelerated depreciation | (0.3) | — | 4.5 | 4.2 |
| Legal accruals and settlements[2] | — | — | 0.1 | 0.1 |
| Other[3] | 0.1 | — | 0.1 | 0.2 |
| Subtotal adjustment items | 2.1 | 0.1 | 6.8 | 9.0 |
| **Profit from Ongoing Operations[1]** | $ 25.9 | $ 41.0 | $ (4.2) | $ 62.7 |

|  | | (Unaudited) | | |
|---|---|---|---|---|
| **Table 5** **Reconciliation to Ongoing Operations By Business Segment** | | **THREE MONTHS ENDED DEC. 31, 2005** | | |
| *(Dollars in millions)* | **PAPER TECHNOLOGIES & VENTURES GROUP** | **AQUALON GROUP** | **CORPORATE ITEMS / FIBERVISIONS** | **TOTAL HERCULES** |
| **Profit from Operations** | $ 10.7 | $ 35.2 | $ (59.4) | $ (13.5) |
| Severance, restructuring and other exit costs | 3.5 | (0.4) | 1.3 | 4.4 |
| Asset impairments/charges and accelerated depreciation | 1.3 | — | 1.9 | 3.2 |
| FiberVisions goodwill impairment | — | — | 52.9 | 52.9 |
| Other[3] | 0.7 | (0.1) | — | 0.6 |
| Subtotal adjustment items | 5.5 | (0.5) | 56.1 | 61.1 |
| **Profit from Ongoing Operations[1]** | $ 16.2 | $ 34.7 | $ (3.3) | $ 47.6 |

|  | | (Unaudited) | | |
|---|---|---|---|---|
| **Table 6** **Reconciliation to Ongoing Operations By Business Segment** | | **TWELVE MONTHS ENDED DEC. 31, 2006** | | |
| *(Dollars in millions)* | **PAPER TECHNOLOGIES & VENTURES GROUP** | **AQUALON GROUP** | **CORPORATE ITEMS / FIBERVISIONS** | **TOTAL HERCULES** |
| **Profit from Operations** | $ 80.8 | $ 187.4 | $ (19.6) | $ 248.6 |
| Severance, restructuring and other exit costs | 10.5 | 4.1 | 6.5 | 21.1 |
| Asset impairments/charges and accelerated depreciation | 3.1 | — | 5.2 | 8.3 |
| Legal accruals and settlements[2] | 1.1 | — | (3.1) | (2.0) |
| Other[3] | 0.1 | — | 0.3 | 0.4 |
| Subtotal adjustment items | 14.8 | 4.1 | 8.9 | 27.8 |
| **Profit from Ongoing Operations[1]** | $ 95.6 | $ 191.5 | $ (10.7) | $ 276.4 |

| Table 7<br>**Reconciliation to Ongoing Operations By Business Segment** | | (Unaudited) | | | |
|---|---|---|---|---|---|
| | | | TWELVE MONTHS<br>ENDED DEC. 31, 2005 | | |
| *(Dollars in millions)* | | **PAPER<br>TECHNOLOGIES &<br>VENTURES GROUP** | **AQUALON<br>GROUP** | **CORPORATE<br>ITEMS /<br>FIBERVISIONS** | **TOTAL<br>HERCULES** |
| **Profit from Operations** | $ | 61.4 | $ 155.5 | $ (76.6) | $ 140.3 |
| Severance, restructuring and other exit costs | | 17.6 | 3.3 | 10.9 | 31.8 |
| Asset impairments/charges and accelerated depreciation | | 3.0 | 0.5 | 2.1 | 5.6 |
| Accelerated vesting of stock compensation | | — | — | 2.8 | 2.8 |
| FiberVisions goodwill impairment | | — | — | 52.9 | 52.9 |
| Other[3] | | 0.8 | (0.1) | 0.9 | 1.6 |
| Subtotal adjustment items | | 21.4 | 3.7 | 69.6 | 94.7 |
| **Profit from Ongoing Operations**[1] | $ | 82.8 | $ 159.2 | $ (7.0) | $ 235.0 |

**CONDENSED CONSOLIDATED BALANCE SHEETS**

| *(Dollars in millions)* | | (Unaudited) | |
|---|---|---|---|
| Table 8 | | DEC. 31 | DEC. 31 |
| | | 2006 | 2005 |
| **Assets** | | | |
| Current assets | | | |
|     Cash and cash equivalents | $ | 171.8 | $ 77.3 |
|     Accounts receivable, net | | 326.6 | 289.7 |
|     Inventories | | 210.6 | 179.6 |
|     Federal income tax receivable | | 170.8 | — |
|     Other current assets[5] | | 104.7 | 296.8 |
| **Total current assets** | $ | 984.5 | $ 843.4 |
|     Property, plant and equipment, net | | 600.4 | 535.4 |
|     Other assets | | 1,230.4 | 1,190.0 |
| **Total assets** | $ | 2,815.3 | $ 2,568.8 |
| **Liabilities and Stockholders' Equity (Deficit)** | | | |
| Current liabilities | | | |
|     Accounts payable | $ | 205.3 | $ 172.9 |
|     Other current liabilities[5] | | 265.2 | 322.8 |
|     Vertac litigation liability | | 123.5 | — |
|     Current debt obligations | | 35.8 | 16.7 |
| **Total current liabilities** | $ | 629.8 | $ 512.4 |
|     Long-term debt | | 959.9 | 1,092.3 |
|     Other liabilities | | 970.2 | 987.7 |
| **Total liabilities** | $ | 2,559.9 | $ 2,592.4 |
| Minority interests | | 12.7 | 1.1 |
| Total stockholders' equity (deficit)[6] | | 242.7 | (24.7) |
| **Total liabilities and stockholders' equity (deficit)** | $ | 2,815.3 | $ 2,568.8 |

**CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS**

| (Dollars in millions) | | (Unaudited) | | |
|---|---|---|---|---|
| **Table 9** | | **TWELVE MONTHS ENDED DEC. 31** | | |
| | | **2006** | | **2005** |
| **Cash Flows from Operating Activities:** | | | | |
| Net income (loss) | $ | 238.7 | $ | (41.1) |
| **Adjustments to reconcile net income (loss) to cash provided by operations:** | | | | |
| Depreciation and amortization | | 95.3 | | 105.9 |
| Deferred income tax provision and income taxes payable | | (282.9) | | (27.8) |
| Impairment charges | | 3.2 | | 58.6 |
| Loss on sale of 51% interest in FiberVisions | | 13.3 | | — |
| Other noncash charges and credits | | 1.6 | | (3.7) |
| Working capital, net[7] | | 106.1 | | 17.1 |
| Asbestos-related assets and liabilities, net | | 37.1 | | 61.3 |
| Pension and postretirement benefits | | (7.9) | | (18.3) |
| Non-current assets and liabilities, net | | (23.7) | | (12.8) |
| FiberVisions assets and liabilities held for sale | | (7.9) | | — |
| **Net cash provided by operating activities** | | **172.9** | | **139.2** |
| **Cash Flows from Investing Activities:** | | | | |
| Capital expenditures | | (93.6) | | (67.5) |
| Proceeds from sale of 51% interest in FiberVisions, net of transaction costs | | 17.8 | | — |
| Acquisitions and investments, net of cash recognized upon consolidation | | (29.0) | | (4.4) |
| Proceeds from fixed asset disposals / Other | | 10.7 | | 14.2 |
| **Net cash used in investing activities** | | **(94.1)** | | **(57.7)** |
| **Cash Flows from Financing Activities:** | | | | |
| Long-term debt issued by FiberVisions, net of issuance costs | | 83.7 | | — |
| Long-term debt proceeds | | 22.0 | | — |
| Debt repayments and change in short term debt | | (136.7) | | (129.3) |
| Proceeds received from the exercise of stock options / Other | | 42.6 | | 2.3 |
| **Net cash provided by (used in) financing activities** | | **11.6** | | **(127.0)** |
| Effect of exchange rate changes on cash | | 4.1 | | (3.7) |
| Net increase (decrease) in cash and cash equivalents | | 94.5 | | (49.2) |
| Cash and cash equivalents at beginning of period | | 77.3 | | 126.5 |
| **Cash and cash equivalents at end of period** | $ | **171.8** | $ | **77.3** |

**NOTES:**

[1] Ongoing operations, profit from ongoing operations, net income from ongoing operations, EBIT and EBITDA, wherever used herein, are non-GAAP financial measures. The ongoing operations include Paper Technologies and Ventures, the Aqualon Group and FiberVisions. Results from ongoing operations exclude impairment charges for certain facilities within these businesses, which will have no further operating impact, charges related to divested businesses, litigation against and settlements with the Company's insurance carriers, executive retirement benefits, and legal accruals and settlements. It also excludes the impact of the prepayment and refinancing of long-term debt. Please refer to Tables 2, 3, 4, 5, 6 and 7 for the reconciliation of reported to ongoing operations for all periods presented.

EBIT is calculated as net income (loss) before income taxes plus interest and debt expense. EBITDA is calculated as net income (loss) before income taxes plus interest and debt expense, depreciation and amortization, net of amortization of debt issuance costs.

EBIT and EBITDA are measures commonly used by the capital markets to value enterprises. Interest, taxes, depreciation and amortization can vary significantly between companies due in part to differences in accounting policies, tax strategies, levels of indebtedness and interest rates. Excluding these items provides insight into the underlying results of operations and facilitates comparisons between Hercules and other companies. In addition, EBITDA is considered a reasonable approximation of gross cash flow and is one of the measures used for determining debt covenant compliance. Management believes that EBIT and EBITDA information is useful to investors for these reasons. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance.

[2] These accruals and settlements relate to non-asbestos litigation matters.

[3] Other primarily includes gains and losses related to formerly divested businesses and other costs.

[4] Adjustment items have been tax affected at the U.S. federal statutory tax rate of 35% for 2006 and 2005, except the loss on the sale of FiberVisions, which had no corresponding tax benefit as valuation allowances were established on the capital loss. Additionally, the related earnings per share impact is based upon diluted shares totaling 113.1 million and 110.1 million for the three months ended December 31, 2006 and 2005, respectively, and 111.3 million and 110.4 million for the Twelve Months ended December 31, 2006 and 2005, respectively.

[5] Pursuant to the FiberVisions plan of disposition, the division's assets and liabilities have been reclassified as assets and liabilities held for sale in the December 31, 2005 Condensed Consolidated Balance Sheet. Assets held for sale totaling $202.7 million are included in Other current assets; liabilities held for sale of $66.6 million are included in Other current liabilities at December 31, 2005.

[6] Effective December 31, 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." The statement requires that a net asset or liability be recognized to report the funded status of defined benefit pension and other postretirement plans on its balance sheet. At December 31, 2006, after-tax charges to other comprehensive income of $71.9 million and $54.7 million were recorded for the defined benefit pension plans and postretirement medical plans, respectively.

[7] Working capital, net includes $123.5 million related to the Vertac litigation liability.